

September 20, 2021

M. Steven Bender
Chief Financial Officer
WESTLAKE CHEMICAL CORP
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

      Re: WESTLAKE CHEMICAL CORP
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 24, 2021
          File No. 001-32260

Dear Mr. Bender :

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 11. Long-Term Debt , page 72

1. We reference the disclosure about the registered public offering on June 12, 2020 of the 3.375% Senior Notes due 2030. Please tell us whether your public debt is guaranteed by any of your subsidiaries and explain your consideration of Rule 3-10 and 13-01 of Regulation S-X related to separate financial statements of guarantors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong at (202) 551-3684 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences